PRESS RELEASE	DECEMBER 20, 2021

Largo Announces Filing of Technical Report for the Updated Life of Mine Plan and Pre-Feasibility Study on its Maracás Menchen Mine

All amounts expressed are in U.S. dollars, denominated by "$"

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to announce it has filed its National Instrument 43-101 ("NI 43-101") technical report titled An Updated Life of Mine Plan ("LOMP") for Campbell Pit and Pre-Feasibility Study for GAN and NAN Deposits, dated December 16, 2021 (the "Technical Report"), in respect of the Company's Maracás Menchen Mine in Brazil. The Technical Report supports the disclosure made by the Company in its press release dated November 3, 2021.

Technical Report Highlights

  Enhanced Profitability and Market Competitiveness: The phased operational approach outlined in the Technical Report is expected to unlock the ability to allocate operating costs between vanadium pentoxide ("V2O5") and titanium dioxide ("TiO2") in a manner that is expected to drive increased market competitiveness
  Technical Report Indicates $2.8 Billion Pre-Tax / $2.0 Billion After-Tax NPV7% and $5.8 Billion Pre-Tax / $4.2 Billion After-Tax Life of Mine Cash Flow: The materially enhanced Company profitability forecasted by the Technical Report is driven by expanded V2O5 production and incremental cash flows generated by the production and sale of TiO2 pigment as a co-product
  Updated Mine Life of 20 Years: Total operating mine life for the Maracás Menchen Mine of 20 years following extensive drilling and engineering work performed at the Campbell Pit, and at the Novo Amparo Norte and Gulçari A Norte deposits, in addition to the inclusion of TiO2
  Expansion of Vanadium Operations: Current nameplate production capacity of 13,200 tonnes per annum expected to increase to an approximate average of 15,900 tonnes per annum in 2032

Paulo Misk, President and CEO of Largo, stated: "The phased operational scenarios outlined in our Technical Report are expected to further support the optimization of the Maracás Menchen Mine and unlock an opportunity to deliver significantly enhanced cash flow and drive increased market competitiveness of the Company's products. We believe these results demonstrate a clear and profitable path forward for Largo, one that is aligned with our strategy and is expected to create significant value for our shareholders."

The Technical Report has been filed on SEDAR, with the SEC and can be found on the Company's website at www.largoinc.com.

Qualified Person

Porfirio Cabaleiro Rodriguez, Mining Engineer, BSc., FAIG, is a qualified person as defined by NI 43 - 101, is responsible for the technical information contained in this release.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Following the acquisition of vanadium redox flow battery technology in 2020, Largo is undergoing a strategic transformation to vertically integrate its world-class vanadium products with its VCHARGE vanadium battery technology to support the planet's on-going transition to renewable energy and a low carbon future. Largo's VCHARGE batteries are uniquely capable of supporting reliability and grid stability as electricity systems move away from fossil-fuel generation. VCHARGE batteries are cost effective due to a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered "financial outlook" for the purposes of applicable Canadian securities legislation ("forward-looking statements"). Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; the estimated production schedule for Maracas Menchen Mine; the Company's guidance for production; total cash costs; all-in sustaining costs; the timing and amount of estimated future production; estimated costs of production; depreciation expense; effective tax rate; expected capital expenditures; operations outlook; the strategic direction of the Company; costs of future activities and operations; the extent of capital and operating expenditures; the iron ore, vanadium, ilmenite and TiO2 price environment; the timing and cost related to the build out of the ilmenite plant; eventual production from the ilmenite plant; the ability to sell ilmenite and TiO2 on a profitable basis and the extent and overall impact of the COVID-19 pandemic in Brazil and globally.. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time, as well as the Company's business strategies; legal, litigation, legislative, political or economic developments in the jurisdictions in which the Company carries on business; the ongoing impact of COVID-19 and its variants on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof . Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc..